Exhibit 99.1

Intec Pharma Reports Results for the Third Quarter of 2015

Jerusalem, Israel,  November 5, 2015 – Intec Pharma Ltd. (Nasdaq: NTEC, TASE: INTP) ("Intec Pharma" or the "Company"), an Israeli clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology, today announced its financial results for the third quarter ended September 30, 2015 and provided a business update. Results are presented in New Israel Shekels (NIS) with a convenience translation to US$ provided using the Bank of Israel exchange rate of NIS 3.923 to $1.00 at September 30, 2015.

Financial highlights for the three months ended September 30, 2015:

•	Research and Development Expenses, net for the three months ended September 30, 2015 amounted to approximately NIS 3.6 million ($908,000), compared to approximately NIS 3.1 million for the three months ended September 30, 2014. The increase was primarily due to preparation activities related to the Company’s planned phase III clinical trial of the Company’s Accordion Pill Carbidopa/Levodopa, or AP-CDLD, which is being developed for the indication of treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, of approximately NIS 1.3 million and an increase of approximately NIS 420,000 in payroll and related expenses and share based compensation, net of increase in Office of Chief Scientist, or OCS, grants of approximately NIS 600,000 and net of an increase of NIS 563,000 received from Biogen MA Inc. pursuant to the Company’s previously announced development agreement with Biogen.

•	General and Administrative Expenses for the three months ended September 30, 2015 amounted to approximately NIS 3.0 million ($762,000) compared to approximately NIS 1.9 million for the three months ended September 30, 2014. The increase was primarily due to increases of approximately NIS 533,000 in professional services and approximately NIS 363,000 in payroll and related expenses and share based compensation.

•	Financial Income, net for the three months ended September 30, 2015 consisted of foreign currency exchange income in the amount of approximately NIS 3.4 million and financial income from interest on cash equivalents in the amount of approximately NIS 29,000. In addition to bank fees, the Company also had financial expenses from change in fair value of derivative financial instruments in the amount of approximately NIS 2.3 million.

•	Loss and Comprehensive Loss - for the three months ended September 30, 2015, we reported a loss and comprehensive loss of NIS 5.4 million ($1.4 million) or NIS 0.62 ($0.16) per share, basic and diluted, compared with a loss and comprehensive loss of NIS 5.0 million or NIS 1.09 per share, basic and diluted, for the three months ended September 30, 2014.

Financial highlights for the nine months ended September 30, 2015:

·	Research and Development Expenses, net for the nine months ended September 30, 2015 amounted to approximately NIS 10.8 million ($2.8 million) compared to approximately NIS 8.9 million for the nine months ended September 30, 2014. The increase was primarily due to preparation activities related to the Company’s planned phase III clinical trial of AP-CDLD of approximately NIS 1.7 million and an increase of approximately NIS 841,000 in payroll and related expenses and share based compensation, net of increase in OCS grants of approximately NIS 1 million in the nine months ended September 30, 2015.

•	General and Administrative Expenses for the nine months ended September 30, 2015 amounted to approximately NIS 7.5 million ($1.9 million) compared to approximately NIS 6.9 million for the nine months ended September 30, 2014. The increase was primarily due to an increase of approximately NIS 418,000 in payroll and related expenses and share based compensation.

•	Other Gains, net for the nine months ended September 30, 2015 consisted of change in the fair value of the financial assets at fair value through profit or loss of approximately NIS 29,000 ($7,400), compared to approximately NIS 1.0 million for the nine months ended September 30, 2014, consisted primarily of indemnification from an insurance company of approximately NIS 887,000.

•	Financial Income, net for the nine months ended September 30, 2015 consisted of foreign currency exchange income in the amount of approximately NIS 3.2 million and financial income from interest on cash equivalents in the amount of approximately NIS 75,000. In addition to bank fees, the Company also had financial expenses from change in fair value of derivative financial instruments in the amount of approximately NIS 1.4 million.

•	Loss and Comprehensive Loss - for the nine months ended September 30, 2015 we reported a loss and comprehensive loss of NIS 16.3 million ($ 4.2 million) or NIS 2.49 ($ 0.63) per share, basic and diluted, compared with a loss and comprehensive loss of NIS 11.5 million or NIS 2.49 per share, basic and diluted, for the nine months ended September 30, 2014.
•	Net Cash Used in Operating Activities for the nine months ended September 30, 2015 was approximately NIS 14.2 million ($3.6 million) compared to approximately NIS 11.9 million in the nine months ended September 30, 2014. This increase primarily resulted from an increase in our loss and comprehensive loss of approximately NIS 4.9 million, net of an increase in income and expenses not involving cash flows of approximately NIS 2.4 million.

•	Net Cash Used in Investment Activities for the nine months ended September 30, 2015 was approximately NIS 3.7 million ($ 945,000), compared to approximately NIS 9.3 million of net cash provided by investment activities for the nine months ended September 30, 2014. The change primarily resulted from an increase in acquisition of financial assets at fair value through profit or loss of approximately NIS 10.1 million netted by an increase in purchase of property and equipment of approximately NIS 3.1 million.

•	Net Cash Provided by Financing Activities for the nine months ended September 30, 2015 was approximately NIS 125.5 million ($32.0 million) compared to approximately NIS 0.6 million for the nine months ended September 30, 2014. The positive cash flow from financing activities for the nine months ended September 30, 2015 was due to proceeds from the issuance of shares through an initial public offering in the U.S., net of issuance costs, in the amount of approximately NIS 118.2 million and from the exercise of Series 7 warrants in an amount of approximately NIS 7.3 million.

•	Cash, cash equivalents and Financial assets at fair value as of September 30, 2015 were approximately NIS 140.7 ($35.9 million), compared to NIS 30.1 million as of December 31, 2014.

Zeev Weiss, CEO of Intec Pharma commented: “We are excited with our U.S. listing, which we believe will bring new interest to our Accordion Pill platform technology, including our focus on AP-CDLD, our lead product candidate, for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients.”

Recent highlights

•	On October 22, 2015, the Company announced that it has been informed by the European Patent Office (EPO) that a European patent will be granted November 4, 2015 on the Company’s European Patent Application for a “Method and Apparatus for Forming Delivery Devices for Oral Intake of an Agent". The patent, number EP 1981465, protects a method of producing Intec's Accordion Pill platform, and the Accordion Pill produced thereby. The platform may be made from any suitable substances, and is intended for oral delivery of any pharmaceutically active agent of interest. The patent is currently scheduled to remain in force until January 18, 2027.
•	On October 12, 2015, the company announced on topline results of a Food Effect, pharmacokinetic, or PK, study of AP-CDLD 50/500mg for the treatment of Parkinson’s disease symptoms. The results demonstrated that plasma concentrations of carbidopa and levodopa were similar, with no statistically significant differences in all PK parameters measured, when AP-CDLD was taken with various food compositions. This suggests that the treatment with AP-CDLD, intended to be taken b.i.d (two times a day) or t.i.d (three times a day) with food, is independent of the food content.
•	On August 9, 2015, the Company closed its underwritten public offering in the U.S. of 5,025,000 ordinary shares at a price to the public of $6 per Share. The Company received proceeds from the public offering of approximately $26.5 million, net of commissions to the underwriters and offering expenses. On September 17, 2015, the underwriters partially exercised their overallotment option and purchased an additional 638,750 ordinary shares at a price to the public of $6 per share. The Company received proceeds of approximately $3.48 million related to the overallotment exercise, net of commissions to the underwriters and offering expenses, bringing the total net proceeds to the Company from the initial public offering to approximately $30 million. Maxim Group LLC and Roth Capital Partners acted as joint book-running managers for the offering.

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

			Convenience
			translation
			into USD
			(note 1b)
	December 31,	September 30,	September 30,
	2014	2015	2015
	(Audited)	(Unaudited)
	NIS in thousands		In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	22,287	132,394	33,748
Financial assets at fair value through profit or loss	7,820	8,270	2,108
Restricted bank deposits	292	242	62
Other receivables	1,120	1,900	484
	31,519	142,806	36,402
NON-CURRENT ASSETS -
Property and equipment	17,101	17,128	4,366
TOTAL ASSETS	48,620	159,934	40,768
Liabilities and equity
CURRENT LIABILITIES -
Accounts payable and accruals:
Trade	716	1,044	266
Other	6,503	7,002	1,785
	7,219	8,046	2,051
NON-CURRENT LIABILITIES – Derivative financial instruments	4,528	1,826	465
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	11,747	9,872	2,516
EQUITY:
Ordinary shares	2,701	2,701	689
Share premium	198,566	328,985	83,860
Warrants	2,249	—	—
Accumulated deficit	(166,643)	(181,624)	(46,297)
TOTAL EQUITY	36,873	150,062	38,252
TOTAL LIABILITIES AND EQUITY	48,620	159,934	40,768

INTEC PHARMA LTD.

CONDENSED INTERIM STATEMENT OF COMPREHENSIVE LOSS

					Convenience translation
					into USD (note 1b)
					Three months	Nine months
	Three months ended		Nine months ended		ended	ended
	September 30		September 30		September 30,	September 30,
	2014	2015	2014	2015	2015	2015
	(Unaudited)
	NIS in thousands				In thousands

RESEARCH AND DEVELOPMENT EXPENSES	(4,114)	(5,738)	(13,242)	(16,275)	(1,463)	(4,148)
LESS - PARTICIPATION IN RESEARCH AND DEVELOPMENT EXPENSES	1,014	2,176	4,300	5,517	555	1,406
RESEARCH AND DEVELOPMENT EXPENSES, net	(3,100)	(3,562)	(8,942)	(10,758)	(908)	(2,742)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,927)	(2,989)	(6,945)	(7,453)	(762)	(1,900)
OTHER GAINS (LOSSES), net	(2)	42	1,035	29	11	7
OPERATING LOSS	(5,029)	(6,509)	(14,852)	(18,182)	(1,659)	(4,635)
FINANCIAL INCOME	306	3,460	3,483	3,290	882	839
FINANCIAL EXPENSES	(300)	(2,331)	(75)	(1,424)	(594)	(363)
FINANCIAL INCOME, net	6	1,129	3,408	1,866	288	476
LOSS AND COMPREHENSIVE LOSS	(5,023)	(5,380)	(11,444)	(16,316)	(1,371)	(4,159)

	NIS				U.S.D
BASIC AND DILUTED LOSS PER ORDINARY SHARE	(1.09)	(0.62)	(2.49)	(2.49)	(0.16)	(0.63)

About Intec Pharma Ltd.

Intec Pharma is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline currently includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CDLD, is being developed for the indication of treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, and Accordion Pill Zaleplon, or AP-ZP, is being developed for the indication of treatment of insomnia, including sleep induction and the improvement of sleep maintenance..

Contact

Zeev Weiss

Chief Executive Officer

(+972) (2) 586-4657

Zeev@intecpharma.com

PCG Advisory

Investors:

Vivian Cervantes, Managing Director

Phone (+1) 212 554-5482

Media

Sean Leous, Managing Director

Phone (+1) 646 863-8998

Forward Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, risks impacting the ability of the Company to complete any public offering of its securities because of general market conditions or other factors and risks that could cause the Company's results to differ materially from those expected by Company management. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; the potential of adverse side effects or other safety risks that could preclude the approval of the company’s hormone therapy drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.